press release

ArcelorMittal announces the publication of the 2015 statutory financial statements of ArcelorMittal parent company

23 March 2016 - ArcelorMittal has published the statutory financial statements of ArcelorMittal parent company for the year ended December 31, 2015. These financial statements have been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".